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                                  EXHIBIT 12-1

                           FOSTER WHEELER CORPORATION

 STATEMENT OF COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES AND
        COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDEND REQUIREMENTS
                                    ($000'S)
                                    UNAUDITED


                                                                                  Fiscal Year
                                         3 months      -----------------------------------------------------------------
                                           1999          1998          1997          1996          1995          1994
                                         ---------     ---------     ---------     ---------     ---------     ---------
Earnings:

Net Earnings/(Loss)                      $  15,403     $ (31,506)    $   5,624     $  82,240     $  28,534     $  65,410
Taxes on Income                              6,131        79,295        13,892        44,626        41,129        41,457
Total Fixed Charges                         23,333        88,994        84,541        74,002        60,920        45,412
Capitalized Interest                          (622)       (9,749)      (10,379)       (6,362)       (1,634)         (467)
Capitalized Interest Amortized                 811         2,265         2,184         2,528         2,273         2,189
Equity Earnings of non-consolidated
   associated companies accounted for
   by the equity method, net of
   Dividends                                (4,594)       (7,869)       (9,796)       (1,474)       (1,578)         (623)
                                         ---------     ---------     ---------     ---------     ---------     ---------

                                         $  40,462     $ 121,430     $  86,066     $ 195,560     $ 129,644     $ 153,378
                                         =========     =========     =========     =========     =========     =========

Fixed Charges:

Interest Expense                         $  17,931     $  62,535     $  54,675     $  54,940     $  49,011     $  34,978
Capitalized Interest                           622         9,749        10,379         6,362         1,634           467
Imputed Interest on non-capitalized
   lease payments                            4,780        16,710        19,487        12,700        10,275         9,967
                                         ---------     ---------     ---------     ---------     ---------     ---------

                                         $  23,333     $  88,994     $  84,541     $  74,002     $  60,920     $  45,412
                                         =========     =========     =========     =========     =========     =========

Ratio of Earnings to Fixed Charges            1.73          1.36          1.02          2.64          2.13          3.38
                                         =========     =========     =========     =========     =========     =========

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* There were no preferred shares outstanding during any of the periods indicated
and therefore the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for each period indicated.